UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB APPROVAL
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FORM 12B-25	SEC FILE NUMBER 000-55450
NOTIFICATION OF LATE FILING	CUSIP NUMBER 58468U106

(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:      NOT APPLICABLE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Medicine Man Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

865 N. Albion St., Suite 300
Address of Principle Executive Office (Street and Number)

Denver, CO 80220
City, State, Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Medicine Man Technologies, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Quarterly Report on Form 10-Q”) on or prior to August 14, 2024, without unreasonable effort and expense for the reasons stated below.

The ongoing impact of the May 3, 2024, U.S. Securities Exchange Commission (“SEC”) order (the “SEC Order”) against B.F. Borgers CPA PC and Benjamin F. Borgers (individually and together, “Borgers”), pursuant to which the SEC suspended Borgers from appearing or practicing before the SEC as an accountant has been significantly challenging for the Company. Borgers was the Company’s independent auditor for the fiscal year ending December 31, 2023, during which time Borgers reviewed Company financial statements and performed reviews of interim financial statements.

In April, the Company engaged Baker Tilly to provide a re-audit of the Company’s year-end December 31, 2023 financial statements as filed on the Annual Report on Form 10-K and the interim quarterly statement for the three-months ending March 31, 2023, as filed in the Quarterly Report on Form 10-Q and the interim quarterly statement for the six-months ending June 30, 2023. The extent of the SEC Order’s impact has been significant on the Company’s financial statements as of and for the fiscal quarters ending March 31, 2024 and June 30, 2024, to be included in the Quarterly Report filed on Form 10-Q, and its financial statements as of and for the year ended December 31, 2023 included in its Annual Report on Form 10-K.

The impact of the SEC Order has required the Company to undergo a re-audit of the Company’s; (i) year-end December 31, 2023, financial statements as filed on the Annual Report on Form 10-K; (ii) the interim quarterly statement for the three-months ending March 31, 2023, as filed in the Quarterly Report on Form 10-Q, in order to file our Quarterly Report on Form 10-Q for the three-months ending March 31, 2024; and (iii) the interim quarterly statement for the six-months ending June 30, 2023, as filed in the Quarterly Report on Form 10-Q, in order to file our Quarterly Report on Form 10-Q for the six-months ended June 30, 2024. As stated in the SEC Order, Form 10-Q filings on or after the date of the SEC Order may not present financial information that has been reviewed by Borgers. Each quarterly period presented in Form 10-Q filings on or after the date of the SEC Order must be reviewed by a qualified, independent, PCAOB-registered public accountant that is permitted to appear or practice before the Commission.

Based on the scope of the re-audit of the Company’s financials noted above, Baker Tilly has had insufficient time to re-audit the Company’s financials by the required filing date of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. The Company will use its best efforts to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 within the extension period provided under rule 12b-25, however there can be no assurances as the timing of the filing is contingent on Baker Tilly’s re-audit of the Company’s financials noted above.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties.

Further, the forward-looking statements corresponding to audit opinions of Borgers on the consolidated financial statements and the reports on our internal controls over financial reporting included or described in our previously filed Annual Report on Form 10-K for the year ended December 31, 2023, may or may not be relied upon after a full review conducted by Baker Tilly. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding materiality or significance, the re-review’s quantitative effects, the effectiveness of our disclosure controls and procedures, and material weakness in internal control over financial reporting in our previous SEC Filings, to differ materially from those in the forward-looking statements. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting our business and prospects, see “Item 1A – Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, as filed on March 27, 2024.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christine Jones	(303)	371-0387
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company has yet to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attached an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Medicine Man Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2024	By	/s/ Forrest Hoffmaster
Forrest Hoffmaster, Interim Chief Executive Officer / Chief Financial Officer (Principal Executive Officer) / (Principal Financial and Accounting Officer)